UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A— 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for October 2019

On a YoY basis, passenger traffic increased 3.2% in Mexico, 13.9% in Puerto Rico and 8.5% in Colombia

Mexico City, November 5, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for October 2019 increased 6.0% when compared to October 2018. Passenger traffic increased 3.2% in Mexico, 13.9% in Puerto Rico and 8.5% in Colombia.

This announcement reflects comparisons between October 1 through October 31, 2019 and 2018. As well as figures for 2019 and 2018.Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary

	October		%	Year to date		%
	2018	2019	Chg	2018	2019	Chg
Mexico	2,402,374	2,478,834	3.2	27,560,792	28,262,695	2.5
Domestic Traffic	1,344,650	1,417,569	5.4	13,069,731	13,784,943	5.5
International Traffic	1,057,724	1,061,265	0.3	14,491,061	14,477,752	(0.1)
San Juan, Puerto Rico	578,124	658,632	13.9	6,940,697	7,730,812	11.4
Domestic Traffic	515,043	595,129	15.5	6,187,247	6,910,267	11.7
International Traffic	63,081	63,503	0.7	753,450	820,545	8.9
Colombia	955,971	1,037,040	8.5	8,637,389	9,844,591	14.0
Domestic Traffic	825,441	886,874	7.4	7,342,055	8,344,540	13.7
International Traffic	130,530	150,166	15.0	1,295,334	1,500,051	15.8
Total Traffic	3,936,469	4,174,506	6.0	43,138,878	45,838,098	6.3
Domestic Traffic	2,685,134	2,899,572	8.0	26,599,033	29,039,750	9.2
International Traffic	1,251,335	1,274,934	1.9	16,539,845	16,798,348	1.6

Mexico Passenger Traffic

		October		%	Year to date		%
		2018	2019	Chg	2018	2019	Chg
Domestic Traffic		1,344,650	1,417,569	5.4	13,069,731	13,784,943	5.5
CUN	Cancun	736,367	758,707	3.0	7,262,254	7,462,241	2.8
CZM	Cozumel	12,338	11,085	(10.2)	136,264	158,887	16.6
HUX	Huatulco	49,384	57,042	15.5	561,435	632,923	12.7
MID	Merida	195,801	220,763	12.7	1,821,226	2,104,421	15.5
MTT	Minatitlan	17,031	12,173	(28.5)	161,724	117,488	(27.4)
OAX	Oaxaca	77,143	96,280	24.8	696,138	836,528	20.2
TAP	Tapachula	27,294	30,110	10.3	253,344	299,979	18.4
VER	Veracruz	123,885	125,608	1.4	1,184,450	1,161,016	(2.0)
VSA	Villahermosa	105,407	105,801	0.4	992,896	1,011,460	1.9
International Traffic		1,057,724	1,061,265	0.3	14,491,061	14,477,752	(0.1)
CUN	Cancun	1,012,613	1,011,657	(0.1)	13,676,015	13,682,731	0.0
CZM	Cozumel	17,788	14,750	(17.1)	346,551	301,342	(13.0)
HUX	Huatulco	1,817	1,943	6.9	110,376	109,602	(0.7)
MID	Merida	12,646	14,529	14.9	180,492	171,793	(4.8)
MTT	Minatitlan	450	441	(2.0)	5,983	6,428	7.4
OAX	Oaxaca	5,549	10,137	82.7	78,770	119,286	51.4
TAP	Tapachula	822	637	(22.5)	12,918	10,932	(15.4)
VER	Veracruz	4,653	5,378	15.6	55,260	57,727	4.5
VSA	Villahermosa	1,386	1,793	29.4	24,696	17,911	(27.5)
Traffic Total Mexico		2,402,374	2,478,834	3.2	27,560,792	28,262,695	2.5
CUN	Cancun	1,748,980	1,770,364	1.2	20,938,269	21,144,972	1.0
CZM	Cozumel	30,126	25,835	(14.2)	482,815	460,229	(4.7)
HUX	Huatulco	51,201	58,985	15.2	671,811	742,525	10.5
MID	Merida	208,447	235,292	12.9	2,001,718	2,276,214	13.7
MTT	Minatitlan	17,481	12,614	(27.8)	167,707	123,916	(26.1)
OAX	Oaxaca	82,692	106,417	28.7	774,908	955,814	23.3
TAP	Tapachula	28,116	30,747	9.4	266,262	310,911	16.8
VER	Veracruz	128,538	130,986	1.9	1,239,710	1,218,743	(1.7)
VSA	Villahermosa	106,793	107,594	0.8	1,017,592	1,029,371	1.2

Passenger Traffic, San Juan Airport (LMM)

	October		%	Year to date		%
	2018	2019	Chg	2018	2019	Chg
SJU Total	578,124	658,632	13.9	6,940,697	7,730,812	11.4
Domestic Traffic	515,043	595,129	15.5	6,187,247	6,910,267	11.7
International Traffic	63,081	63,503	0.7	753,450	820,545	8.9

Colombia Passenger Traffic Airplan

		October		%	Year to date		%
		2018	2019	Chg	2018	2019	Chg
Domestic Traffic		825,441	886,874	7.4	7,342,055	8,344,540	13.7
MDE	Rionegro	588,595	637,699	8.3	5,175,341	6,047,231	16.8
EOH	Medellin	92,639	96,810	4.5	872,242	898,458	3.0
MTR	Monteria	82,457	89,871	9.0	764,699	824,442	7.8
APO	Carepa	19,291	21,434	11.1	165,729	184,821	11.5
UIB	Quibdo	31,933	33,932	6.3	291,253	313,104	7.5
CZU	Corozal	10,526	7,128	(32.3)	72,791	76,484	5.1
International Traffic		130,530	150,166	15.0	1,295,334	1,500,051	15.8
MDE	Rionegro	130,530	150,166	15.0	1,295,334	1,500,051	15.8
EOH	Medellin	—	—		—	—
MTR	Monteria	—	—		—	—
APO	Carepa	—	—		—	—
UIB	Quibdo	—	—		—	—
CZU	Corozal	—	—		—	—
Traffic Total Colombia		955,971	1,037,040	8.5	8,637,389	9,844,591	14.0
MDE	Rionegro	719,125	787,865	9.6	6,470,675	7,547,282	16.6
EOH	Medellin	92,639	96,810	4.5	872,242	898,458	3.0
MTR	Monteria	82,457	89,871	9.0	764,699	824,442	7.8
APO	Carepa	19,291	21,434	11.1	165,729	184,821	11.5
UIB	Quibdo	31,933	33,932	6.3	291,253	313,104	7.5
CZU	Corozal	10,526	7,128	(32.3)	72,791	76,484	5.1

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public—private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

-    END    -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 7, 2019